Mount Allison receives support from Organigram Inc. and
NB Regional Development Corporation to support cannabis harms reduction education programming and initiatives

MONCTON, Aug. 1, 2018 /CNW/ - Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF), the parent company of Organigram Inc., a leading licensed producer of medical marijuana and the New Brunswick Regional Development Corporation (RDC) will provide funding to Mount Allison to support the University’s efforts to ensure the new legislation is fully communicated on campus, and to implement appropriate harms reduction initiatives established by the University.

In preparation for the legalization of cannabis on October 17, the University developed a working group earlier this year made up of students (including representatives from the Mount Allison Students Union), and staff.

“We believe that providing education to students regarding the use of cannabis, alcohol, and other substances through a harms reduction lens will provide them with more tools to make decisions regarding their use,” says Kim Meade, Mount Allison’s Vice-President, International and Student Affairs. “We have enhanced and strengthened current policies and programs around alcohol and other substances to include cannabis and will implement new initiatives and educational programming associated with cannabis use for the beginning of this academic year.”

The funding provided by Organigram and the RDC also enables the University to support harms reduction education programming through the addition of a Harms Reduction Educator. This new Mount Allison staff member will begin in August and will work directly with students, the campus community, other post-secondary institutions, and provincial agencies.

“As a company, we are wholly committed to the goals of the legalization of an adult-use, recreational cannabis market,” says Greg Engel, CEO, Organigram. “Most important among these goals is the protection of our youth. We are proud to support Mount Allison’s efforts to ensure their students are educated about responsible cannabis use.”

The funding will also support and advance educational outreach campaigns targeted at key areas including mental health, addictions, and harms reduction for both residence and off-campus students. Mount Allison will work to facilitate communication and share best practices and policies with other New Brunswick campuses, with a provincial workshop planned for early fall.

“We were pleased to work with Student Affairs and the working group to update existing policies and programs, such as the Student Code of Conduct and Mount Allison’s Residence Life Code of Conduct, and adapt them in light of cannabis legalization,” says Emma Miller, President of the Mount Allison Students Union. “We’re working with the University to ensure that cannabis education and harms reduction programs and supports will be available to all students, beginning with Orientation activities for new and returning students in August.”

For more information on Mount Allison’s programs and regulations around upcoming cannabis legalization on campus see: https://www.mta.ca/codeofconduct/cannabis/.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics and Trailer Park Buds. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

For more information see: organigram.ca.

About Mount Allison University

Mount Allison University is ranked the top undergraduate university in Canada by Maclean’s magazine. With degrees in Arts, Science, Commerce, Fine Arts, and Music, the University provides a flexible liberal arts and science education that prepares students for any career path. Located in Sackville, New Brunswick on Canada’s East Coast, Mount Allison prides itself on providing a high-quality academic experience, combined with a variety of hands-on learning opportunities in a close-knit community. Students come from more than 50 countries around the world to make up a diverse, creative, and talented student body of approximately 2,300 students

For more information see: mta.ca.

About the New Brunswick Regional Development Corporation

The Regional Development Corporation (RDC) is the provincial Crown Corporation that plans, coordinates and implements regional and economic development initiatives for the Province of New Brunswick. The primary role of the Regional Development Corporation is to work with other governmental agencies, institutions and not-for-profit groups to ensure that economically challenged regions within New Brunswick are provided with the necessary tools and infrastructure required to attain their full potential in terms of community and economic development

Mount Allison media contact:
Laura Dillman Ripley
Mount Allison University
506-364-2600
media@mta.ca

Organigram media contact:
Ray Gracewood
Organigram Inc.
506-645-1653
ray.gracewood@organigram.ca